SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE OF RELATED-PARTY TRANSACTIONS

Parties	Tenenge Montagem e Manutenção Ltda. (Tenenge or Contracted Party) and Braskem S.A. (Braskem Contracting Party)
Relationship with the issuer	Braskem and Tenenge are both subsidiaries of Odebrecht S.A.
Object	Provision of industrial maintenance services during shutdowns of large equipment at all of Braskem's industrial units in Brazil.
Key terms and conditions

Contract scope: provision of industrial maintenance services during shutdowns of large equipment (such as pyrolysis furnaces, boilers, tanks and spheres), as well as isolated services on other families of equipment (such as PVC reactors, EDC furnaces, REC packages) and emergency services, including as well operational planning and maintenance engineering activities.

Period of validity: 7 years

Total amount: Six hundred sixty-nine million reais (R$669,000,000.00)

The amount will be divided as follow:

a) Fixed monthly installment, related to management activities, coordination of maintenance events, HES, quality, engineering and planning;

b) Variable payment, calculated and settled based on the services effectively provided in the month and with amounts defined based on services' unit pricing; and

c) Performance payment, which envisages: (i) if the maintenance services are performed below the cost and schedule envisaged, the Contracting Party will pay the Contracted Party a bonus of up to 5% of the price of the services; and (ii) if maintenance services are performed above the cost and schedule envisaged and/or without observing the safety and quality indicators established in the agreement, the Contracting Party will deduct from the price of the services provided a penalty of up to 5% of such price.

Date of signing of agreement	01/31/2020
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	There was no participation by the counterparty, its partners or the managers of the counterparty in Braskem's decision-making process or in the negotiation of the transaction as its representatives.
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

Braskem held a competitive bid process in which 8 local and international companies participated. Tenenge had the best score in the technical assessment and the best commercial conditions, placing first in the technical-commercial assessment.

Furthermore, the execution of the services subject herein requires compliance with rigorous cost and deadline targets, as well as high quality and productivity technical standards, with strict compliance with environmental, health and safety standards, and Tenenge fulfilled all these requirements. Tenenge holds vast experience in executing the services under other previous agreements and its performance reviews have always been positive.

The decision process involved the analysis and negotiation of a proposal prepared by Tenenge, which also was approved by Braskem's governance bodies. Moreover, it complied with the guidelines and rules of the Company's procurement process.

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.